OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69951

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BP SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11100 NE 8TH STREET, SUITE 400
(No. and Street)

BELLEVUE	WA	98004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

GREGORY NOONE	206-245-7900	gnoone@bp-cas.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RW GROUP, LLC
(Name – if individual, state last, first, and middle name)

PO BOX 114	LANDENBERG	PA	19350
(Address)	(City)	(State)	(Zip Code)

	5020
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Gregory John Noone, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BP Securities, LLC, as of December 31, 2 24, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SCOTTY LOREN KING
Notary Public
State of Washington
Commission # 22031216
My Comm. Expires Jul 7, 2026

Signature:

Title:
CEO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of BP Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BP Securities, LLC, as of December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of BP Securities, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of BP Securities, LLC's management. Our responsibility is to express an opinion on BP Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BP Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RW Group, LLC

We have served as BP Securities, LLC's auditor since 2022.
Landenberg, Pennsylvania
February 5, 2025

BP SECURITIES, LLC

TABLE OF CONTENTS

DECEMBER 31, 2024

	Page
Report of Independent Registered Public Accounting Firm	**1**
Financial Statement	
Statement of Financial Condition	2
Notes to the Financial Statement	**3-5**

BP SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS	
Cash	$55,767
TOTAL ASSETS	$55,767
LIABILITIES & MEMBER'S EQUITY	
Liabilities	
Accrued Expenses	$0
Total Liabilities	$0
Member's Equity	$55,767
TOTAL LIABILITIES & MEMBER'S EQUITY	$55,767

See Notes to the Financial Statement.

BP SECURITIES, LLC
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2024

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

BP Securities, LLC (the "Company") was formed on March 27, 2017, as a Washington State limited liability company, registered as a broker-dealer under the Securities Exchange Act of 1934 on November 27, 2017, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company assists corporate clients with mergers, acquisitions, and divestitures. The Company is a wholly owned subsidiary of Berntson Porter Corporate Advisory, LLC (the "Member").

Pursuant to the Company's business activities, as described above, it does not hold customer funds or securities, and therefore, maintains compliance with the exemption provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The Company maintains its accounts on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Revenue Recognition: The Company records revenue in accordance with ASC 606, *Revenue from Contracts with Customers (Topic 606)*, as issued by the Financial Accounting Standards Board. Under Topic 606, companies recognize revenue when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In addition, Topic 606 also requires companies to disclose additional information, including nature, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

The Company recognizes revenues from success and finder fees generated from facilitating the completion of mergers, acquisitions, and divestitures, and providing other financial or advisory services for its clients. Revenues are recognized when a performance obligation is satisfied, which is when the promised services are provided to the Company's clients, and is generally the closing date of the transaction, because that is when the underlying financial instrument is identified, the pricing is agreed upon, and the risks and rewards of ownership and control have been transferred to / from the customer. At December 31, 2024, there were no contract liabilities required to be recorded by the Company. The Company did not have any accounts receivable from contracts with customers for the year ended December 31, 2024.

Accounts Receivable: Accounts receivable are carried at their estimated net realizable amount, reduced for allowances for doubtful accounts, as applicable. The Company evaluates its receivables to determine collectability, as necessary.

Valuation of Investments at Fair Value: The Company applies the provisions of ASC 820, Fair Value Measurements, which, among other matters, requires disclosures about investments that are measured and reported at fair value. ASC 820 establishes a hierarchical disclosure framework, which prioritizes and ranks the level of market price observability used in measuring investments at fair

value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgement used in measuring fair value. Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2: Observable inputs other than quoted prices in Level 1 that are observable for the asset or liability either directly or indirectly. These inputs may include quoted prices for the prices of similar assets and liabilities, and other observable information that can be corroborated by market data.

Level 3: Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available, representing management's own assumptions about the assumptions that a market participant would use in valuing the asset or liability, and that would be based on the best information available.

The Company may receive, from time to time, unexercised warrants as compensation from a transaction. Warrants in privately held companies are fair valued using a Black-Scholes Option-Pricing Model, which takes into account the contract terms (including strike price and contract maturity) and multiple inputs (including time value, volatility, equity prices, and interest rates). Warrants in publicly traded companies are valued at their intrinsic value, which is the in the money amount of the option. The Company did not have any warrants as of or during the year ending December 31, 2024.

Use of Estimates: The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes: The Company is not a taxpaying entity for Federal income tax purposes, and accordingly, it does not recognize any expenses for such taxes. The Federal income tax liability resulting from the Company's activities is the responsibility of its member. The Company is subject to Business and Occupation taxes ("B&O Taxes") in the State of Washington and the City of Bellevue. The Company's B&O Taxes, if any, are included in business taxes and licenses in the statement of income for the year ended December 31, 2024.

Lease Accounting: Effective January 1, 2019, the Company adopted Accounting Standards Update No. 2016-02, *Leases (Topic 842)* ("ASC Topic 842"). The Company elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2024) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement. The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to

purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred. The Company's lease obligations are deemed to be short-term.

NOTE 3: RELATED PARTY TRANSACTIONS

The Company's Expense Sharing Agreement with the Member, as amended and restated on November 20, 2024 (the "Expense Sharing Agreement"), requires an agreed upon payment of (i) rent, (ii) general & administrative expenses, (iii) technology, data and communications expenses, and (iv) a management fee, to the Member. The Company recorded and paid $9,600 of expenses under this Expense Sharing Agreement for the year ended December 31, 2024.

NOTE 4: NET CAPITAL REQUIREMENTS

In accordance with Rule 15c3-1 of the Securities and Exchange Commission (the "SEC"), the Company's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Company must also maintain minimum net capital, subject to the requirements of a fully disclosed broker-dealer. As of December 31, 2024, the Company's net capital, as defined, of $55,767, exceeded the required minimum net capital by $50,767.

NOTE 5: CONCENTRATIONS AND CREDIT RISKS

The Company's cash is placed with a highly rated financial institution and the Company conducts ongoing evaluations of the credit worthiness of the financial institution with which it does business. At certain times, deposits may exceed federally insured limits.

NOTE 6: SEGMENT REPORTING (FASB ASC 280, AS AMENDED BY FASB ASU 2023-07)

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking. The Firm has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits, pay dividends or withdraw capital. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the Company are the same as those described in Note 2 'Significant Accounting Policies'. The information in the basic financial statements is the information used to make all financial decisions.

NOTE 7: SUBSEQUENT EVENTS

The Company's management has evaluated subsequent events through February 5, 2025, the date the financial statements were available to be issued. In January and February of 2025 the Company had revenues of $985,440, and the Company intends to distribute $960,000 to its Member. This distribution will be done in accordance with the provisions of the Net Capital Rule.